SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on February 5, 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

February 5, 2019

Royal Dutch Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have been made a conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (“LTIP”), subject to performance conditions determined by the Remuneration Committee and Remuneration Committee discretion, as set out below.

LONG TERM INCENTIVE PLAN
PDMR	DATE OF AWARD	SHARE TYPE	NUMBER OF SHARES AWARDED
Ben van Beurden	February 1, 2019	RDSA	194,625
Jessica Uhl	February 1, 2019	RDS.A	49,927
John Abbott	February 1, 2019	RDSB	55,000
Harry Brekelmans	February 1, 2019	RDSA	55,000
Andrew Brown	February 1, 2019	RDSB	55,000
Ronan Cassidy	February 1, 2019	RDSB	47,000
Donny Ching	February 1, 2019	RDSA	41,000
Maarten Wetselaar	February 1, 2019	RDSA	55,000

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Anthony Clarke

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ben
Last Name(s)	van Beurden

2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	27.20
Volume	194,625
Total	5,293,800.00

Aggregated information Volume Price Total	194,625 27.20 5,293,800.00

Date of transaction	February 1, 2019
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Jessica
Last Name(s)	Uhl

2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A American Depository Shares (RDS.A)
Identification Code	US7802592060
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	USD
Price	62.84
Volume	49,927
Total	3,137,412.68

Aggregated information Volume Price Total	49,927 62.84 3,137,412.68

Date of transaction	February 1, 2019
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	John
Last Name(s)	Abbott

2. Reason for the notification
Position/status	Downstream Director
Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	23.85
Volume	55,000
Total	1,311,750.00

Aggregated information Volume Price Total	55,000 23.85 1,311,750.00

Date of transaction	February 1, 2019
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Harry
Last Name(s)	Brekelmans

2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	27.20
Volume	55,000
Total	1,496,000.00

Aggregated information Volume Price Total	55,000 27.20 1,496,000.00

Date of transaction	February 1, 2019
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Andrew
Last Name(s)	Brown

2. Reason for the notification
Position/status	Upstream Director
Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	23.85
Volume	55,000
Total	1,311,750.00

Aggregated information Volume Price Total	55,000 23.85 1,311,750.00

Date of transaction	February 1, 2019
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ronan
Last Name(s)	Cassidy

2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	23.85
Volume	47,000
Total	1,120,950.00

Aggregated information Volume Price Total	47,000 23.85 1,120,950.00

Date of transaction	February 1, 2019
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Donny
Last Name(s)	Ching

2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	27.20
Volume	41,000
Total	1,115,200.00

Aggregated information Volume Price Total	41,000 27.20 1,115,200.00

Date of transaction	February 1, 2019
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Maarten
Last Name(s)	Wetselaar

2. Reason for the notification
Position/status	Integrated Gas and New Energies Director
Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	27.20
Volume	55,000
Total	1,496,000.00

Aggregated information Volume Price Total	55,000 27.20 1,496,000.00

Date of transaction	February 1, 2019
Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	A Clarke

Name: A Clarke Title: Deputy Company Secretary

Date: February 6, 2019